SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              URANIUM ENERGY CORP.
                              ____________________
                                (Name of Issuer)


                        Common Stock -- par value $0.001
                        ________________________________
                         (Title of Class of Securities)


                                   0001334933
                                 ______________
                                 (CUSIP Number)


                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 15, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

__________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


______________________                                     _____________________

CUSIP No.   0001334933                                     Page 2  of 7    Pages
______________________                                     _____________________

________________________________________________________________________________

1       NAME OF REPORTING PERSON:

        Harry Anthony

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Purchase Agreement/Stock Option Plan
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
________________________________________________________________________________
                            7      SOLE VOTING POWER
                                   750,000 shares of Common Stock, of which
                                   250,000 are stock options exercisable into
                                   250,000 shares of Common Stock
        NUMBER OF           ____________________________________________________
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ____________________________________________________
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    750,000 shares of Common Stock, of which
                                   250,000 are stock options exercisable into 250,000 shares of Common Stock

                            ____________________________________________________
                            10     SHARED DISPOSITIVE POWER
                                   0
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,000 Shares of Common Stock, of which 250,000 are stock options exercisable into 250,000 shares of common stock.
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.11%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        IND
________________________________________________________________________________

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Harry Anthony, an individual ("Anthony"), as the reporting person hereunder, relative to the acquisition by Anthony of certain shares of common stock issued by Uranium Energy Corp. Anthony has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Uranium Energy Corp., a Nevada corporation ("Uranium Energy"). Uranium Energy maintains its principal executive offices at Austin Centre, 701 Brazos, Suite 500 PMB#, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Harry Anthony, an individual and citizen of the United States of America. The business address of Anthony is P.O. Box 1328, Kingsville, Texas 78364-1328.

     Pursuant to General Instruction C of Schedule 13D, Anthony (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

________________________________________________________________________________

        Name                  Position with                  Business Address
                              Uranium Energy
________________________________________________________________________________

Harry Anthony                 Chief Operating Officer        P.O. Box 1328
                              and Director and               Kingsville, Texas
                              Shareholder                    78364-1328

________________________________________________________________________________

     Anthony has the sole right to control the disposition of and vote the Uranium Energy securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an agreement for purchase and sale of securities dated February 15, 2006 (the "Purchase Agreement") between Golden West Investments Ltd., a Belize corporation ("Golden West") and Anthony, Anthony purchased from Golden West an aggregate of 500,000 shares of the restricted Common Stock of Uranium Energy for consideration in the amount of $500.00. Pursuant to Board of Director resolutions of Uranium Energy, 115,000 stock options exercisable into 115,000 shares of Common Stock at $0.50 per share expiring February 1, 2016 and 135,000 stock options exercisable into 135,000 shares of Common Stock at $0.50 per share expiring on December 20, 2015 were granted to Anthony.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purposes described above in Item 3.

     Pursuant to the instructions for items (a) through (j) of Item 4, Anthony has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Anthony has acquired an additional 500,000 shares of restricted Common Stock of Uranium Energy and 135,000 stock options exercisable into 135,000 shares of Common Stock at $0.50 per share. Anthony may consider the acquisition of additional securities of Uranium Energy in the future but does not have any current plans to do so.

     (b) Anthony does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Uranium Energy or to enter into extraordinary corporate transactions.

     (c) Anthony does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Uranium Energy.

     (d) Anthony does not have any present plans or proposals to cause a change in the present board of directors or in the management of Uranium Energy, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Anthony does not have any present plans or proposals to cause a material change in the capitalization of Uranium Energy.

     (f) Anthony does not have any present plans or proposals to make any other material change to the business or corporate structure of Uranium Energy.

     (g) Anthony does not have any present plans or proposals to change Uranium Energy's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Uranium Energy by any person.

     (h) Anthony does not have any present plans or proposals to cause Uranium Energy's common stock from not being quoted on the OTC Bulletin Board.

     (i) Anthony does not have any present plans or proposals relating to a class of securities of Uranium Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Anthony does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 15, 2006, Anthony beneficially owned 750,000 shares, of which 250,000 are stock options exercisable into 250,000 shares of Common Stock (or approximately 5.11% of the outstanding shares) of Uranium Energy's common stock.

     (b) Anthony does not own any other common or preferred shares of Uranium Energy as of the date of this Schedule. Anthony has the sole power to vote or to direct the voting of the 750,000 shares of Uranium Energy, of which 250,000 are stock options.

     (c) As of February 15, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Uranium Energy equity securities had been engaged in by Anthony.

     (d) To the best knowledge and belief of the undersigned, no person other than Anthony has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Anthony exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Agreement for Purchase and Sale of Securities dated February 15, 2006 between Golden West Investments Ltd. and Harry Anthony.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 15, 2006               /s/ HARRY ANTHONY
                                      _________________
                                          Harry Anthony